

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 13, 2017

Geoff Thompson
Chief Executive Officer
Doyen Elements, Inc.
20511 Abbey Drive
Frankfort, IL 60423

> **Re:** **Doyen Elements, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed June 16, 2017**
> **File No. 024-10707**

Dear Mr. Thompson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I

Item 1. Issuer Information

Financial Statements – Income Statement Information

1. Please revise to put the net loss amount in brackets or place a minus sign in front of the amount to clearly indicate that this is a net loss amount.

Item 2. Issuer Eligibility

2. We note you have checked the box that you have, among other things, filed all the reports required pursuant to Rule 257. However, it appears that you did not file a special financial report on Form 1-SA as required by Rule 257(b)(2) of Regulation A. As such, it

appears that you do not currently satisfy the issuer eligibility requirements to use Regulation A. Please refer to Rule 251(b)(7) and Rule 257(b)(2)(ii) of Regulation A. Please file the special financial report on Form 1-SA covering the unaudited financial statements of the first six months of the fiscal year ended December 31, 2016 or advise. Please note we will defer further review of your Form 1-A until this issue is resolved and the special financial report is filed, as required.

Part II

Offering Circular

General

3. You state on the cover page and on page 21 that the offering will terminate at the earlier of the date at which the maximum offering amount has been sold, twelve months from the date the offering statement is qualified, or a date at which the offering is earlier terminated by the company. Please reconcile this disclosure with the information in Item 4 of Part I to Form 1-A that you do not intend to offer securities on a delayed or continuous basis pursuant to Rule 251(d)(3) and update to check the appropriate box, if applicable.

4. We also note your disclosure on the cover page that the proposed sale will begin "[a]s soon as practicable after this Submission is declared effective." To the extent you intend to conduct a continuous offering, please revise your disclosure to clarify that the offering will commence within two calendar days after the qualification date. Refer to Securities Act Rule 251(d)(3)(i)(F). Please also clarify that this offering may eventually be "qualified" rather than declared "effective."

Cover Page

5. We note your reference on the cover page to a Securities Being Offered section on page 39 but are unable to locate any such section in your offering circular. Please revise.

Risk Factors, page 6

The Company May Not Realize Any Income or Gains from their Equity Investments, page 8

6. We note your disclosure here that you intend to invest in equity holdings or have joint venture holdings. In regards to making equity investments in companies, please provide us your analysis as to why you would not be an investment company under the Investment Company Act of 1940. Please also provide disclosure as to how your acquisition strategy will not cause you to become an investment company under the Investment Company Act of 1940. Please also refer to Part I, Item 2 of Form 1-A.

The Company May Not be Able to Satisfy, page 14

7. Please clarify here your current intentions regarding attempting to list on the New York Stock Exchange.

Use of Proceeds, page 18

8. We note from your disclosure on page 38 that on June 6, 2017 you entered into employment agreements with Mr. Thompson to receive $500,000 in annual compensation and Ms. Boerum to receive $250,000 in annual compensation. Please state whether or not proceeds from this offering will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries as required by Instruction 2 to Item 6 of Part II of Form 1-A.

Our Proposed Acquisitions, page 27

9. We note your disclosure that you intend to acquire a controlling ownership in the 16 separate entities you have identified. We also note from your disclosure on page 22 that this controlling interests range from 51% to 100% ownership. Please identify the specific percentage of ownership you intend to acquire for each of the proposed acquisitions, to the extent practicable, or advise.

10. Please briefly expand your disclosure about each of the proposed acquisitions so that investors can better understand the entities you intend to acquire. In this regard, to the extent the entity you are acquiring owns property, please disclose the address of the property, as well as provide the information requested in Item 8 of Form 1-A. To the extent the entity provides services other than the leasing of property, please discuss the nature of the services, as well as whether and how it derives revenues.

11. We note your disclosure that the proposed acquisition with the 16 separate entities will take place in three stages. Please discuss these stages, including if there is a particular order or priority that has been established in regards to the acquisitions. Please also discuss whether it is possible that you acquire less than 16 entities depending on the amount raised from this offering. In this regard, please clarify the order of priority in the Use of Proceeds section at page 18, if less than 50% of the maximum amount offered is raised.

Management, page 35

Officers and Directors, page 36

Mr. Geoffrey Thompson, page 36

12. Please clarify what is referred to in the last paragraph of this section that begins with "[t]hese acquisitions." The preceding paragraph does not appear to be discussing acquisitions.

13. Please disclose the month and year upon which each executive office began serving in their respective capacity. Please also disclose the dates of each person's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. We also note that several of your executive officers, including Ms. Romolt and Mr. Sanders, appear to currently work for one of the companies that you anticipate acquiring. Please clarify if their employment with you is contingent on the acquisition taking place or if their employment has already commenced. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 39

14. Please revise to provide the executive compensation in the tabular format indicated in Item 11 of Form 1-A.

Principal Shareholders, page 39

15. Please reconcile your disclosure in the table that there are currently 31,499,999 issued and outstanding to principal shareholder, whose total percentage ownership appears to equal approximately 95% before the offering, with your disclosure following the table and elsewhere throughout the offering circular that there are 29,000,000 shares of common stock issued and outstanding.

16. Please provide the address of each beneficial owner. Refer to Item 12(b) of Form 1-A.

Description of Securities, page 40

17. Please disclose the restrictions on transfer of your shares that are set forth in your bylaws. Refer to Item 14(a)(1) of Form 1-A. In addition, please provide related risk factor disclosure, as applicable.

Related Party Transactions, page 45

18. It appears from your disclosure on page 36 that the owner and CEO of National Development Services, Natalie Romolt, currently serves as your president. Since you plan to acquire National Development Services, which also manages the financial and accounting duties for all 16 companies listed, if this is a related party transaction please also provide the disclosure required by Form 1-A, including the following, as applicable:

- Whether or not the proceeds of the offering will be used to compensate or otherwise make payments to your officers or directors, as required by Instruction 2 to Item 6 of Form 1-A;

- The information required by Instruction 7 to Item 6 if any material amount of the proceeds is to be used to acquire assets from your affiliates or their associates; and

- The information required by Item 13 with respect to the interest of management and others in certain transactions.

Financial Statements, page 46

19. We note that on April 20, 2017, you entered into an "Equity Purchase Agreement" to acquire 16 separate entities. However, you have provided acquiree financial statements for only 12 of these entities. It appears that acquiree financial statements have not been provided for NGS Consulting, LLC, The Patch I, LLC, Syntheto, LLC and Consign Meds, LLC. Please tell us what consideration was given to providing acquiree financial statements for these 4 entities in accordance with Rule 8-04 of Regulation S-X.

Unaudited Pro-Forma Financial Statements

20. Please tell what consideration was given to including The Patch I, LLC, Syntheto, LLC and Consign Meds, LLC in the pro-forma financial statements.

Exhibits

21. Please include as an exhibit the April 2017 "Equity Purchase Agreement" that you refer to under "Our Planned Acquisitions," at page 4.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure